

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2026

Xiaowei Jin
Chief Executive Officer
Lakeside Serenity Resorts Inc.
340 Route 94
Fredon Township, New Jersey 07860

> **Re: Lakeside Serenity Resorts Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 25, 2026**
> **File No. 024-12714**

Dear Xiaowei Jin:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the form or the terms, conditions or requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny the request and take any other appropriate action under Regulation A.

Please contact David Link at XXX-XXX-XXXX with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction